SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(A)

                              (Amendment No. 2)(1)

                            FIELDWORKS, INCORPORATED
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                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   31659 P 103
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                                 (CUSIP Number)

                              DAVID J. ADLER, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 6 , 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
 |_|.

                  NOTE. six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1(a) for other parties to whom copies are to be sent.



                               (Page 1 of 7 Pages)

--------
     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

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CUSIP No.  31659 P 103                 13D          Page 2 of 7 Pages
-----------------------------------           ----------------------------------


================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                KONTRON EMBEDDED COMPUTERS AG
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                     GERMANY
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    4,814,492
  OWNED BY
    EACH
 REPORTING     -----------------------------------------------------------------
PERSON WITH
                   8      SHARED VOTING POWER

                                6,000,000(2)
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                4,814,492
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                6,000,000(2)
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     10,814,492
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     59 %
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------           ----------------------------------
CUSIP No.  31659 P 103                 13D          Page 3 of 7 Pages
-----------------------------------           ----------------------------------


================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                     FWRKS ACQUISITION CORP.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     AF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    NONE
  OWNED BY
    EACH
 REPORTING     -----------------------------------------------------------------
PERSON WITH
                   8      SHARED VOTING POWER

                                6,000,000(2)
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                NONE
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                6,000,000(2)
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON
                     6,000,000
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     40%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     CO
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         (2)  By  virtue  of  the  fact  that  FWRKS   Acquisition  Corp.  is  a
wholly-owned subsidiary of Kontron Embedded Computers AG, Kontron Embedded Computers AG is deemed to share voting and dispositive power over the shares beneficially owned by FWRKS Acquisition Corp.

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CUSIP No.  31659 P 103                 13D          Page 4 of 7 Pages
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         The following  constitutes  the Amendment No. 2 ("Amendment  No. 2") to the  Schedule  13D filed by the  undersigned.  This  Amendment  No. 2 amends the
Schedule 13D as specifically set forth. (the "Schedule 13D").

Item 2 is hereby amended and restated to read as follows:

ITEM 2.           IDENTITY AND BACKGROUND.

                  (a) FWRKS Acquisition Corp., a Delaware corporation ("FWRKS"), is a wholly owned subsidiary of Kontron Embedded Computers AG, a German corporation ("Kontron").

                  The Executive Officers and Directors of FWRKS are as follows:

                  Name                        Title

                  Pierre McMaster             President, Chief Executive Officer
                                              and Director

                  Sylvain Castonguay          Chief Financial Officer,
                                              Treasurer, Secretary and  Director

                  The Executive Officers and Directors of Kontron are as follows:

                  Name                        Title

                  Hannes Niederhauser         Chairman of the Managing Board and
                                              Chief Executive Officer - Europe

                  Pierre McMaster             Chief Executive Officer - America
                                              and Member of Managing Board

                  Martina Haubold             Chief Financial Officer, Member of
                                              Managing Board

                  Rudi Wieczorek              Chief Technology Officer, Member
                                              of Managing Board

                  Elmer Zeising               Chairman of Supervisory Board

                  Georg Baumgartner           Member of Supervisory Board

                  Constantin Von Dziembowski  Member of Supervisory Board

                  Thomas Sparrvik             Member of Managing Board

                  Claude Letourneau           Member of Managing Board


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CUSIP No.  31659 P 103                 13D          Page 5 of 7 Pages
-----------------------------------           ----------------------------------




                  Ulrich Gehrmann             Member of Managing Board


                  Michael Jeske               Member of Supervisory Board

                  Dr. Kurt Gustav Neumeister  Member of Supervisory Board

                  Pierre Barnard              Member of Supervisory Board

                  FWRKS, Kontron and each of the foregoing individuals are referred to as a "Reporting Person" and collectively as the "Reporting Persons."

                  (b) The principal business address of FWRKS is c/o National Corporate Research, Ltd., 615 South Dupont Highway, Dover, DE 19901.

                  The principal business address of Kontron is Oskar von Millerstrasse. 1, D-85386 Eching, Germany.

                  (c) The principal business of FWRKS is to act as a holding company.

                  The principal business of Kontron is the design, manufacture and marketing of embedded computer systems.

                  (d) During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Messrs. McMaster, Castonguay, Letourneau and Barnard are Canadian citizens, Mr. Niederhauser is an Austrian citizen, Mr. Sparrvik is a Swedish citizen and Ms. Haubold and Messrs. Wieczorek, Zeising, Baumgartner, Dzeimbowski, Jeske, Gehrmann and Neumeister are German citizens.

Item 3 is hereby amended to add the following:

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  On September 14, 2000 Kontron entered into a Loan Agreement with the Issuer, in which Kontron agreed to grant the Issuer a credit line of up to $1 million through December 15, 2000, when all accumulated borrowings are due. Interest on the Loan Agreement is 11% per annum, calculated on a daily basis, and payable 15 days after the end of each month. Proceeds from this Loan Agreement are to be used by the Issuer to fund its operating requirements. On September 28,

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CUSIP No.  31659 P 103                 13D          Page 6 of 7 Pages
-----------------------------------           ----------------------------------



2000, however, this credit line was increased to a maximum of $2 million and on November 9, 2000, it was further increased to a maximum of $5 million.

                  Kontron  acquired  Shares of the Issuer since filing its prior
amendment  to  Schedule  13D  on  September   19,  2000  through  the  following
open-market transactions:


        Shares of Common Stock                  Price Per         Date of
              Purchased                           Share           Purchase
             -----------                         -------          --------
                15,000                            $0.75            8/21/00
                10,000                            $0.75            8/22/00
                5,000                             $1.00           10/10/00
                5,000                             $1.00           10/12/00
                15,000                            $1.00           10/13/00
                15,000                            $1.00           10/16/00
                10,000                            $1.00           10/17/00
                2,500                             $1.00           10/18/00
                20,000                            $1.00           10/23/00
                15,000                            $1.00           10/25/00

                10,000                            $1.00           10/30/00
                10,000                            $1.00           10/31/00
                25,000                            $0.90            11/6/00
                20,000                            $0.90            11/9/00


Items 5(a) and 5(b) are hereby amended and restated to read as follows:

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) The aggregate percentage of Shares of Common Stock reported and owned by the Reporting Persons is based upon 8,894,426 Shares outstanding, which is the total number of Shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended July 2, 2000.

                  As of the close of business on November 9, 2000, FWRKS beneficially owned 6,000,000 shares of Common Stock, constituting approximately 40% of the Shares outstanding, and

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CUSIP No.  31659 P 103                 13D          Page 7 of 7 Pages
-----------------------------------           ----------------------------------

Kontron beneficially owned 10,814,492 Shares of Common Stock, inclusive of the Shares beneficially owned by FWRKS, which constitutes approximately 59% of the Shares outstanding.

                  (b) The Board of Directors of FWRKS has the power to direct the vote and disposition of the Shares owned by FWRKS.

                  The Board of Directors of Kontron has the power to direct the vote and disposition of the 4,814,492 Shares owned by Kontron, and as the sole shareholder of FWRKS, Kontron has indirect beneficial ownership of the Shares owned by FWRKS because it owns all of the interests in FWRKS and can influence voting, purchase or dispositions of the Shares by FWRKS.

                                   SIGNATURES



                  After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: November 21, 2000                    FWRKS ACQUISITION CORP.


                                             /s/ Pierre McMaster
                                            ------------------------------------
                                            Name:    Pierre McMaster
                                            Title:   President


                                            KONTRON EMBEDDED COMPUTERS AG


                                             /s/ Martina Haubold
                                            ------------------------------------
                                            Name:    Martina Haubold
                                            Title:   Chief Financial Officer